Filed by American Acquisition Opportunity Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule

14a-12 under the Securities Exchange Act of 1934

Subject Company: American Acquisition Opportunity Inc.

(Commission File No.: 001-40233)

American Acquisition Opportunity’s Merger Target Company, Royalty

Management Corporation, Enters into Data Center Hosting Royalty

Agreement

Company is utilizing excess power infrastructure in rural Kentucky to provide server and data center hosting solutions

Term of contract is a 20-year lease extendable for 4 additional terms of 5 years each

July 6, 2022 | Source: American Acquisition Opportunity Inc.

FISHERS, INDIANA / July 6, 2022 / American Acquisition Opportunity Inc.’s (Nasdaq: AMAO) merger target company, Royalty Management Corporation (RMC), a sustainably-driven, cash flow-oriented, royalty investment and development company, announced today that it has entered into a long-term agreement to facilitate the development and deployment of data servers utilizing excess capacity power infrastructure located on an idled and unused mining property. Located in rural Kentucky, RMC was able to structure a long-term lease agreement to bring new industry to rural Kentucky by utilizing unused infrastructure and property for the use of building and operating servers for data hosting solutions. As part of this agreement, Royalty Management Corporation will receive a revenue stream based on the amount of allocated power that is utilized by the counterparty at this site.

Tom Sauve, Chief Executive Officer of Royalty Management Corporation, commented, “This new royalty agreement exemplifies some of the ingenuity of the Royalty Management Corporation business model: by having the foresight to identify underutilized property and infrastructure assets as having a potentially better and broader use. RMC was able to successfully attract a partner and negotiate a long-term agreement to repurpose these assets to include other businesses and industries. With the prior industrial activities utilized at this property, there was a significant amount of excess electrical infrastructure and acreage on site that was not being utilized. We were able to leverage that immense electrical capacity to attract other industries, thereby creating additional revenue streams for all parties involved. We look forward to utilizing our knowledge, relationship base and our efforts to expanding this business opportunity on other similar sites that are available.”

Royalty Management Corporation continues to seek other similar investment and development opportunities from a variety of industries, with a particular focus on those that are emerging or transitionary, as the company builds a diverse portfolio of royalties, rents, and revenue shares across a variety of industries.

About American Acquisition Opportunity Inc.

American Acquisition Opportunity Inc. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses. While the Company is able to evaluate opportunities in many sectors, it intends to focus its search on land and resource holding companies. The Company's units, common stock and warrants are listed on the Nasdaq Capital Market.

About Royalty Management Corporation

Royalty Management Corporation is an innovative royalty company focused on building shareholder value by acquiring, developing, or investing in near-term income producing assets that can provide the company with accretive cash flow from which it can reinvest in new assets or expand cash flow from existing controlled assets. The model is to acquire and structure cash flow streams around a variety of assets, typically within natural resources (including real estate), patents, and intellectual property, that can result in monetizing these cash flow streams while identifying other future transitionary cash flows.

Special Note Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the initial public offering. No assurance can be given that the offering discussed above will be completed on the terms described, or at all. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those that will be set forth in the “Risk Factors” section of the Company’s registration statement and proxy statement/prospectus to be filed with the SEC. Copies will be available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between the Company and RMC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all of the Company’s stockholders. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

AMAO and RMC and their respective directors and officers may be deemed to be participants in the solicitation of proxies from AMAO’s stockholders in connection with the proposed business combination. Information about AMAO’s directors and executive officers and their ownership of AMAO’s securities is set forth in AMAO’s filings with the SEC, including AMAO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 25, 2022. To the extent that holdings of AMAO’s securities have changed since the amounts printed in AMAO’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and Other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

RMC Contact:

Investor Relations

email: info@royaltymgmtcorp.com

AMAO Contact:

Kirk P. Taylor, CPA

President & Chief Financial Officer

(317) 855-9926

SOURCE: American Acquisition Opportunity Inc.